Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: May 8, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING MATERIALS WERE DISTRIBUTED TO WACHOVIA EMPLOYEES

DATE:	May 8, 2006
TO:	All Employees
FROM:	Ken Thompson, Chairman and CEO
RE:	Wachovia to Purchase Golden West Financial Corp. of Oakland, Calif.

When you bring together two customer-focused companies, great things can result.

That’s why I’m so pleased to announce today that Wachovia has agreed to purchase Golden West Financial Corp. of Oakland, Calif. — a $127 billion savings company with retail branches in California, Colorado, Texas, Arizona, Nevada, Kansas, Illinois, Florida, New York and New Jersey and mortgage lending operations in 39 states.

Golden West, one of the largest U.S. depository institutions, boasts a strong earnings growth track record, an enviable national mortgage model and a significant retail presence in highly attractive markets. In each of the years between 2001 and 2005, it has achieved the highest earnings-per-share growth rate among the 20 largest depository institutions in the U.S. Its 13,800 employees are led by Herbert and Marion Sandler, who have jointly held the post of chairman and CEO since 1963.

After completing the proposed merger, our company will have assets of $669 billion and a market capitalization of $117 billion. We will serve banking customers in 21 states and Washington, D.C. And Wachovia will gain additional mortgage lending operations under the World Savings Bank name.

You can learn more details about the proposed transaction on today’s Take 5 broadcast on the Video Network and on Exchange, which includes a press release, a fact sheet and other helpful information. I encourage you to look at these carefully so you are in the best possible position to discuss this news with teammates, customers, neighbors and friends.

What I especially want you to know is this:

•	Our proposed combination brings together two companies that are recognized leaders in customer satisfaction, credit quality and successful execution. We are committed to maintaining and further enhancing those hard-won and well-deserved reputations.
•	Our reach after completing the combination will expand to 55 percent of the U.S. population — and we will become a Top 10 mortgage originator and servicer as well.
•	Our distribution power and product capabilities should create excellent value for customers and a strong growth opportunity for shareholders.

In the weeks ahead, you will hear much more about this exciting development for Wachovia. I appreciate your commitment and support as we take this new step toward becoming the best, most trusted and admired financial services company.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration, and Wachovia and Golden West will file a registration statement, a joint proxy statement/prospectus, and other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read these documents when they become available because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the proposed Merger, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports – SEC Filings”, and at Golden West’s website (http://www.gdw.com) under the tab “Investor Information.”

Wachovia and Golden West and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about Wachovia’s directors and executive officers is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on March 13, 2006. Information about Golden West’s directors and executive officers is contained in Golden West’s proxy statement filed with the SEC by Golden West on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Wachovia and Golden West Financial

Facts About the Combined Company

Key subsidiaries of Golden West Financial are World Savings Bank and Atlas Securities

Combination (following the completion of the proposed merger)

•	Fourth largest U.S. bank by assets
•	No. 1 bank in the Southeast
•	Top 5 bank in the Western United States
•	# 7 mortgage lender
•	Strengthens Wachovia’s branch presence in California, Texas and Florida. Extends our banking franchise to new markets in Colorado, Arizona, Kansas, Nevada and Illinois.

	Wachovia	Golden West Financial	Combined		Rank

2005 Revenue	$$26.1 B	$3.4 B	$29.5

2005 Net Income	$6.64 B	$1.49 B	$8.1

Market Cap	$95.53 B	$21.76 B	$117.3 B		#4

Headquarters	Charlotte, N.C.	Oakland, Ca.	Charlotte, N.C.

Asset Rank	#4	#10	# 4 (3/31/06 period end	)	#4

Assets	$542 B	$127 B	$669 B

Employees	97,000	13,800	110,800 (3/31/06 period end	)

Customers	13.4 MM	1.6 MM	15 MM

Deposits	$328.56 B	$61.5 B	$390 B		#3 Total U.S. Deposits (3/31/06 period end	)

Loans	$280.9 B	$121.06 B	$402 B

Branches	3,159	285	3,444

ATM Network	5,179	81	5,260

2005 Mortgage Originations	$57.7 B	$51.5 B	$109.2 B

Mortgage Rank	#12	#16	#7		#7

Wachovia and World Savings Bank

Retail Banking Branches

State	Wachovia	World Savings Bank	Combined
Overlapping States
Florida	792	51	843
New Jersey	324	12	336
Texas	122	26	148
California	19	123	142
New York	69	3	72

New States for Wachovia
Colorado	0	35	35
Arizona	0	15	15
Kansas	0	8	8
Illinois	0	8	8
Nevada	0	4	4

Current Wachovia States
North Carolina	339	0	339
Pennsylvania	325	0	325
Georgia	317	0	317
Virginia	302	0	302
Alabama	159	0	159
South Carolina	152	0	152
Connecticut	81	0	81
Maryland	79	0	79
DC	30	0	30
Delaware	20	0	20
Mississippi	14	0	14
Tennessee	15	0	15

TOTAL -			3,444

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration, and Wachovia and Golden West will file a registration statement, a joint proxy statement/prospectus, and other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read these documents when they become available because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the proposed Merger, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”, and at Golden West’s website (http://www.gdw.com) under the tab “Investor Information.”

Wachovia and Golden West and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about Wachovia’s directors and executive officers is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on March 13, 2006. Information about Golden West’s directors and executive officers is contained in Golden West’s proxy statement filed with the SEC by Golden West on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF A PORTION OF A BROADCAST MADE AVAILABLE TO WACHOVIA EMPLOYEES

>> HELLO AND WELCOME.

THANKS FOR JOINING ME ON THIS MONDAY, MAY 8th.

ON TODAY’S BROADCAST, WE HAVE A SPECIAL ANNOUNCEMENT AND WEEKEND HIGHLIGHTS OF THE GOLF TOURNAMENT.

LET’S TAKE FIVE TO CHECK OUT THE LATEST.

WE START TODAY WITH A VERY SPECIAL ANNOUNCEMENT.

TODAY, WACHOVIA IS ANNOUNCING A PLAN TO PURCHASE GOLDEN WEST FINANCIAL CORPS OF OAKLAND, CALIFORNIA, A SAVINGS AND MORTGAGE COMPANY WITH MORE THAN $120 BILLION IN ASSETS.

GOLDEN WEST OPERATES 285 RETAIL BANK BRANCHES IN 10 STATES WITH MOST LOCATED IN CALIFORNIA, FLORIDA, AND TEXAS.

IT ALSO HAS 150 LOAN OFFICES IN 39 STATES.

FOR MORE INFORMATION, LET’S GO TO CEO KEN THOMPSON.

>>MR. THOMPSON: WELL, I AM VERY EXCITED ABOUT THE GOLDEN WEST COMBINATION.

FIRST OF ALL, IT’S ANOTHER ACQUISITION FOR WACHOVIA WHERE WE’RE JOINING FORCES WITH THE BEST-IN-CLASS ORGANIZATION.

GOLDEN WEST HAS A 30-YEAR TRACK RECORD OF GROWING EARNINGS IN THE 20% RANGE SO IT’S EXCEPTIONAL.

IT ALSO EXTENDS US INTO THE WEST, INTO THE FAST-GROWING

AND WEALTHY STATES IN THE WEST PRIMARILY CALIFORNIA WHERE WE WILL NOW BE A TOP FIVE MARKET SHARE PLAYER.

IT STRENGTHENS US IN TEXAS.

IT GETS US INTO ARIZONA AND COLORADO.

IT IMPROVES US IN SOUTH FLORIDA.

SO WE GET TO EXTEND OUR FOOTPRINT INTO GREAT MARKETS WHERE OUR GENERAL BANK MODEL, WHICH IS EXCEPTIONAL, CAN BE EXTENDED.

IT ALSO MAKES US A TOP TEN MORTGAGE PLAYER AND GOLDEN WEST HAS COMPLEMENTARY MODEL TO OURS.

THEY ARE VERY FLOATING-RATE ORIENTED.

WE’RE FIXED AND FLOATING AND THE TWO PRODUCT LINES TOGETHER OUGHT TO ALLOW US TO GROW FASTER IN MORTGAGE AT BOTH PLACES.

FOR 99.9% OF US, WE NEED TO KEEP FOCUSING ON THE SAME THINGS.

OUR STRATEGIC PRIORITIES ARE INTACT, AND THOSE SIX PRIORITIES WE NEED TO MAINTAIN.

REALLY, WHAT THIS DOES IS IT HELPS US ACHIEVE SOME OF THOSE PRIORITIES.

SO ALL IN ALL, I THINK IT IS A FANTASTIC TRANSACTION AND I’M DELIGHTED TO BE ABLE TO ANNOUNCE IT.

>> TAKE 5 WILL BRING YOU MORE INFORMATION ABOUT THIS DEAL THROUGH THE COMING WEEK AND FOR MORE DETAILS ON THE ANNOUNCEMENT, VISIT INSIDE WACHOVIA EXCHANGE.